UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008.
Commission File Number: 001-31221
Total number of pages: 56
NTT DoCoMo, Inc.
(Translation of registrant’s name into English)
Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings Release for the three months ended June 30, 2008.
2.	Materials presented in conjunction with the earnings release dated July 30, 2008 announcing the company’s results for the three months ended June 30, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: July 30, 2008	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements For the Three Months Ended June 30, 2008	July 30, 2008 [U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Shinya Hasegawa, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 5, 2008
1. Consolidated Financial Results for the Three Months Ended June 30, 2008 (April 1, 2008 — June 30, 2008)
(1) Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amount)

					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income
Three months ended June 30, 2008	1,170,246	—	296,488	—	288,419	—	173,509	—
Three months ended June 30, 2007	1,182,864	(2.9)%	203,881	(25.2)%	205,466	(25.1)%	122,810	(24.9)%

	Basic Earnings	Diluted Earnings
	per Share	per Share
Three months ended June 30, 2008	4,082.16 (yen)	—
Three months ended June 30, 2007	2,825.21 (yen)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)

(2) Consolidated Financial Position	(Millions of yen, except per share amount)

			Equity Ratio
			(Ratio of Shareholders'	Shareholders' Equity
	Total Assets	Shareholders’ Equity	Equity to Total Assets)	per Share
June 30, 2008	6,082,339	4,277,960	70.3%	101,094.12 (yen)
March 31, 2008	6,210,834	4,276,496	68.9%	100,321.46 (yen)
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2008	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2009	—	—	—	—	—
Year ending March 31, 2009 (Forecasts)	—	2,400.00	—	2,400.00	4,800.00
Change in forecasts of dividends during the three months ended June 30, 2008: None
3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)
(Millions of yen, except per share amount)

					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income		Earnings per Share
Six months ending September 30, 2008	—	—	—	—	—	—	—	—	—	—
Year ending March 31, 2009	4,768,000	1.2%	830,000	2.7%	835,000	4.3%	503,000	2.4%	11,799.78	(yen)
(Percentages above represent changes compared to the corresponding previous period)
Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended June 30, 2008: None
Note: We do not formulate consolidated financial results forecasts for six months ending September 30, 2008. (See more information on page 8.)

4. Others

(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)		None
(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements		None
(3)	Change in significant accounting policies, procedures and presentation in quarterly consolidated financial statements
(Items to be disclosed in “Significant Changes in Preparation Basis for Quarterly Consolidated Financial Statements”)
	(i) Changes due to revision of accounting standards and other regulations:		Yes
	(ii) Others:		None
(See more information on page 9.)
(4)	Number of issued shares (common stock)
	(i) Number of issued shares (inclusive of treasury stock):	As of June 30, 2008:	44,870,000 shares
		As of March 31, 2008:	44,870,000 shares

	(ii) Number of treasury stock:	As of June 30, 2008:	2,553,396 shares
		As of March 31, 2008:	2,242,073 shares

	(iii) Number of weighted average common shares outstanding:	For the three months ended June 30, 2008:	42,504,235 shares
		For the three months ended June 30, 2007:	43,469,272 shares
*       Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2009, please refer to page 8 and 19.
Consolidated financial statements in this earnings release are unaudited.

Earnings Release for the Three Months Ended June 30, 2008
<< 1. Operating Results >>
1. Business Overview
Competition among the network operators in the mobile communications market in Japan, which already entered a phase of maturity given the high penetration rate, has been fueled by recent price competitions and market entry by new competitors such as MVNO*.
In such market environment, we started to offer free of charge calls for 24 hours among family members with FOMA subscription in the same “Fami-wari MAX50” account. We decided to discount the basic monthly charge of a billing plan called “Type SS Value”. We also released “FOMA 906i” series handsets and launched a new service called “Home U” which enables subscribers to make/receive a call and transmit data via local broadband connection with a compatible FOMA handset. We strived for further penetration of our new discount programs and new handset sales methods, which we believe are appropriate for the current market conditions.
In April 2008, we announced the “New DOCOMO Commitments,” which sets forth the vision for reforming DOCOMO, and upgraded privilege for membership of DOCOMO premium club in order to further promote sustainable loyalty from our valued customers.
As a result, for the three months ended June 30, 2008, operating revenues were ¥1,170.2 billion, operating income was ¥296.5 billion, income before income taxes was ¥288.4 billion and net income was ¥173.5 billion.
*	MVNO (Mobile Virtual Network Operator): a service provider who leases the physical wireless communication infrastructure from other network operators to provide wireless services.

Consolidated results of operations for the three months ended June 30, 2008 were as follows.

<Results of operations>

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Operating revenues	¥1,170.2	¥1,182.9
Operating expenses	873.8	979.0

Operating income	296.5	203.9
Other income (expense)	(8.1)	1.6

Income before income taxes	288.4	205.5
Income taxes	118.0	82.6
Equity in net income (losses) of affiliates, net of applicable taxes	3.1	(0.1)
Minority interests	(0.0)	(0.0)

Net income	¥173.5	¥122.8

EBITDA margin*	40.1%	32.7%

*
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA and EBITDA margin, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 18.

Notes:

1.	Consolidated financial statements for the three months ended June 30, 2008 in this release are unaudited.

2.	Amounts in this release are rounded.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
<Operating revenues>

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Wireless services	¥977.5	¥1,062.3
Cellular services revenues	936.4	1,032.7
- Voice revenues	570.3	702.8
Including: FOMA services	486.6	521.3
- Packet communications revenues	366.1	329.8
Including: FOMA services	347.7	291.1
PHS services	—	3.8
Other revenues	41.1	25.8
Equipment sales	192.8	120.6

Total operating revenues	¥1,170.2	¥1,182.9

Note:
Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Personnel expenses	¥63.2	¥62.8
Non-personnel expenses	544.0	633.5
Depreciation and amortization	168.5	177.1
Loss on disposal of property, plant and equipment and intangible assets	6.0	7.6
Communication network charges	82.3	88.1
Taxes and public dues	9.7	9.8

Total operating expenses	¥873.8	¥979.0

2. Segment information
(1) Mobile phone business
As of June 30, 2008, the number of cellular (FOMA+mova) services subscriptions was 53.63 million (an increase of 0.78 million compared to the number as of June 30, 2007), 84.3% of which was represented by FOMA services subscriptions of 45.20 million. The aggregate number of subscriptions to the new discount programs introduced in August 2007 such as “Fami-wari MAX50” reached approximately 25.90 million while the number of subscriptions to the “Value Plan” surpassed approximately 8.90 million as of June 30, 2008, respectively. As a result, aggregate ARPU of cellular (FOMA+mova) services decreased to ¥5,890 for the three months ended June 30, 2008 (down 10.2% compared to the same period of the prior year).
The number of handsets sold (FOMA+mova) decreased to 4.95 million units for the three months ended June 30, 2008 (a decrease of 1.29 million units compared to the same period of the prior year). “Value Course”, which was introduced in November 2007, was applied to more than 90% of the aggregate number of handsets sold through our new handset sales methods.
Our cellular churn rate for the three months ended June 30, 2008 improved significantly to 0.51% compared to 0.85% during the same period of the prior year.
For the three months ended June 30, 2008, operating revenues and operating income from mobile phone business were ¥1,154.8 billion and ¥301.0 billion, respectively.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
Number of subscriptions by services, trend of ARPU and other operation date are as follows:

<Number of subscriptions by services>	Thousand subscriptions
	June 30, 2008	March 31, 2008
Cellular (FOMA+mova) services	53,629	53,388
Cellular (FOMA) services	45,200	43,949
Including: i-channel services	15,823	15,649
Including: flat-rate services for unlimited i-mode usage	13,395	12,744
Cellular (mova) services	8,429	9,438
i-mode services	48,061	47,993
Notes:
1.	Number of subscriptions of Cellular (FOMA+mova) services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1” service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular (FOMA+mova) services subscriptions and Cellular (FOMA) services subscriptions.

3.	Number of subscriptions to flat-rate services for unlimited i-mode usage: “pake-hodai” subscriptions + “pake-hodai full” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe an additional phone number and an e-mail address into a single compatible handset.

<Number of handsets sold and churn rate>	Thousand units
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Cellular (FOMA+mova) services	4,946	6,238
Cellular (FOMA) services
New FOMA subscription	1,039	1,492
Change of subscription from mova to FOMA	836	1,780
FOMA handset upgrade by FOMA subscribers	3,032	2,791
Cellular (mova) services
New mova subscription	23	78
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	17	97

Churn Rate	0.51%	0.85%

<Trend of ARPU and MOU>	Yen/Minutes
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Aggregate ARPU* (FOMA+mova)	¥5,890	¥6,560
Voice ARPU	3,560	4,440
Packet ARPU	2,330	2,120
Aggregate ARPU (FOMA)	6,260	7,370
Voice ARPU	3,630	4,710
Packet ARPU	2,630	2,660
Aggregate ARPU (mova)	3,890	4,600
Voice ARPU	3,220	3,800
i-mode ARPU	670	800
MOU* (FOMA+mova) (minutes)	137	140
*	See “Definition and Calculation Methods of ARPU and MOU” on page 17 for details of definitions and calculation methods of ARPU and MOU.

<Results of operations>	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Operating revenues from mobile phone business	¥1,154.8	¥1,168.9
Operating income from mobile phone business	301.0	213.2

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended June 30, 2008 were ¥15.5 billion, which represented 1.3% of the total operating revenues. The revenues derived mainly from high-speed internet connection services for hotel facilities, video-clip casting services, advertisement services, development, sales and maintenance of IT system and credit services. Operating expenses and operating losses from miscellaneous businesses were ¥20.0 billion and ¥4.5 billion, respectively.

<Results of operations>	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Operating revenues from miscellaneous businesses	¥15.5	¥14.0
Operating losses from miscellaneous businesses	(4.5)	(9.3)
Note:
For the three months ended June 30, 2007, “PHS business”, which was presented separately in the past, has been reclassified into “miscellaneous businesses”.
3. Trend of capital expenditures
We continued quality improvement of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditure more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the three months ended June 30, 2008 were ¥163.8 billion.

<Breakdown of capital expenditures>	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Mobile phone business	¥138.6	¥126.2
PHS business	—	0.1
Other (including information systems)	25.2	24.9

Total capital expenditures	¥163.8	¥151.2

DOCOMO Earnings Release	Three Months Ended June 30, 2008
<< 2. Financial Position >>
(1) Financial position

	Billions of yen
	(UNAUDITED)
	June 30, 2008	March 31, 2008
Total assets	¥6,082.3	¥6,210.8
Shareholders’ equity	4,278.0	4,276.5
Liabilities	1,802.8	1,933.1
Interest bearing liabilities	525.9	478.5

Equity ratio (1)	70.3%	68.9%
Debt ratio (2)	10.9%	10.1%
Notes:
(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
(2) Cash flow conditions
Net cash provided by operating activities was ¥135.3 billion, reflecting the payment for income taxes of ¥203.6 billion and an increase in account receivables due to the effect of advance payment for handsets purchased in installments.
Net cash used in investing activities was ¥190.4 billion. Our expenditures for purchases of property, plant and equipment of ¥163.7 billion and purchases of intangible and other assets of ¥72.0 billion in total were partially offset by proceeds from redemption of long-term bailment for consumption to a related party of ¥50.0 billion.
Net cash used in financing activities was ¥102.7 billion. We spent ¥50.0 billion for acquisition of treasury stock, ¥27.8 billion for repayment for outstanding long-term debt and ¥102.3 billion for payment for cash dividends while financing ¥79.9 billion through issuance of corporate bonds.
The balance of cash and cash equivalents was ¥487.0 billion as of June 30, 2008.

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Net cash provided by operating activities	¥135.3	¥300.7
Net cash used in investing activities	(190.4)	(157.8)
Net cash used in financing activities	(102.7)	(259.3)
Free cash flows (1)	(55.2)	142.9
Adjusted free cash flows* excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	(105.6)	49.2
Notes:
(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than 3 months

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 18.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
<<3. Prospects for the Fiscal Year Ending March 31, 2009 >>
Competition in the Japanese mobile communications market has become fiercer due to recent price competitions, market entry by new competitors such as MVNO and other factors.
Under such market condition, we projected our operating revenues for the fiscal year ending March 31, 2009 to be ¥4,768.0 billion, in which a decrease in ARPU due to an adverse impact of revision of billing plans and discount programs would be offset by an increase in equipment sales due to further penetration of new handset sales methods. We will continue our cost saving efforts including efficient allocation of sales commission and reduction of network cost through improvement of administrative processes, which we expect will result in an increase in operating income by ¥21.7 billion to ¥830.0 billion from the prior fiscal year. As we are currently not aware of any factors which may have a material impact on our projected results of operations, we have not revised our projection which was announced on April 25, 2008.
*   Explanation for forecasts of operation and other notes:
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-quarterly results announcement. Providing such prospects on a quarter-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report the progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
<<4. Other >>
(1)	Changes in significant subsidiaries for the three months ended June 30, 2008 (which resulted in changes in scope of consolidation): None

(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements

Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted in this earnings release.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
<< 5. Consolidated Financial Statements >>
(1) Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED)
	June 30, 2008	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥487,047	¥646,905
Short-term investments	1,618	52,208
Accounts receivable	724,533	686,673
Allowance for doubtful accounts	(15,462)	(15,037)
Inventories	196,173	146,584
Deferred tax assets	79,928	108,037
Prepaid expenses and other current assets	167,850	142,410

Total current assets	1,641,687	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,391,939	5,346,486
Buildings and structures	800,383	797,904
Tools, furniture and fixtures	536,664	536,718
Land	198,988	198,958
Construction in progress	142,082	128,042
Accumulated depreciation and amortization	(4,246,911)	(4,173,501)

Total property, plant and equipment, net	2,823,145	2,834,607

Non-current investments and other assets:
Investments in affiliates	329,222	349,488
Marketable securities and other investments	177,997	187,361
Intangible assets, net	554,695	555,259
Goodwill	157,479	158,889
Other assets	255,538	234,047
Deferred tax assets	142,576	123,403

Total non-current investments and other assets	1,617,507	1,608,447

Total assets	¥6,082,339	¥6,210,834

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥64,346	¥75,662
Short-term borrowings	46	1,712
Accounts payable, trade	631,726	717,453
Accrued payroll	38,790	53,538
Accrued interest	1,211	710
Accrued income taxes	102,208	203,645
Other current liabilities	186,653	181,595

Total current liabilities	1,024,980	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	461,460	401,090
Liability for employees’ retirement benefits	119,297	116,888
Other long-term liabilities	197,092	180,757

Total long-term liabilities	777,849	698,735

Total liabilities	1,802,829	1,933,050

Minority interests	1,550	1,288

Shareholders’ equity:
Common stock	949,680	949,680
Additional paid-in capital	948,571	948,571
Retained earnings	2,865,016	2,793,814
Accumulated other comprehensive income	(19,330)	410
Treasury stock, at cost	(465,977)	(415,979)

Total shareholders’ equity	4,277,960	4,276,496

Total liabilities, minority interests and shareholders’ equity	¥6,082,339	¥6,210,834

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(2) Consolidated Statement of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2008
Operating revenues:
Wireless services	¥977,464
Equipment sales	192,782
Total operating revenues	1,170,246

Operating expenses:
Cost of services (exclusive of items shown separately below)	203,615
Cost of equipment sold (exclusive of items shown separately below)	242,048
Depreciation and amortization	168,480
Selling, general and administrative	259,615
Total operating expenses	873,758

Operating income	296,488

Other income (expense):
Interest expense	(1,140)
Interest income	566
Other, net	(7,495)
Total other income (expense)	(8,069)

Income before income taxes	288,419

Income taxes:
Current	102,531
Deferred	15,467
Total income taxes	117,998
Equity in net income of affiliates, net of applicable taxes	3,123
Minority interests	(35)

Net income	¥173,509

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(950)
Net revaluation of financial instruments, net of applicable taxes	(18)
Foreign currency translation adjustment, net of applicable taxes	(18,522)
Pension liability adjustment, net of applicable taxes	(250)

Comprehensive income	¥153,769

PER SHARE DATA
Weighted average common shares outstanding — basic and diluted (shares)	42,504,235

Basic and diluted earnings per share (yen)	¥4,082.16

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(3) Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2008
Cash flows from operating activities:
Net income	¥173,509
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	168,480
Deferred taxes	17,673
Loss on sale or disposal of property, plant and equipment	4,718
Equity in net income of affiliates	(5,288)
Minority interests	35
Changes in assets and liabilities:
(Increase) in accounts receivable	(37,828)
Increase in allowance for doubtful accounts	421
(Increase) in inventories	(49,510)
(Increase) in prepaid expenses and other current assets	(20,370)
(Decrease) in accounts payable, trade	(13,272)
(Decrease) in accrued income taxes	(101,437)
Increase in other current liabilities	4,619
Increase in liability for employees’ retirement benefits	2,409
Increase in other long-term liabilities	17,484
Other, net	(26,365)

Net cash provided by operating activities	135,278

Cash flows from investing activities:
Purchases of property, plant and equipment	(163,740)
Purchases of intangible and other assets	(72,033)
Purchases of non-current investments	(1,122)
Proceeds from sale of non-current investments	410
Purchases of short-term investments	(1,611)
Redemption of short-term investments	2,036
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(4,386)

Net cash used in investing activities	(190,446)

Cash flows from financing activities:
Proceeds from long-term debt	79,944
Repayment of long-term debt	(27,767)
Repayment of short-term borrowings	(1,712)
Principal payments under capital lease obligations	(814)
Payments to acquire treasury stock	(49,998)
Dividends paid	(102,307)
Other, net	(3)

Net cash used in financing activities	(102,657)

Effect of exchange rate changes on cash and cash equivalents	(2,033)

Net increase (decrease) in cash and cash equivalents	(159,858)
Cash and cash equivalents at beginning of period	646,905

Cash and cash equivalents at end of period	¥487,047

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥18
Cash paid during the period for:
Interest, net of amount capitalized	638
Income taxes	203,606

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(4) Going Concern Assumption
None
(5) Segment Reporting
Segment information for the three months ended June 30, 2008 was as follows:

Three months ended	Millions of yen
June 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,154,771	¥15,475	¥1,170,246
Operating expenses	853,756	20,002	873,758

Operating income (losses)	¥301,015	¥ (4,527)	¥296,488

PHS services were terminated on January 7, 2008.
DOCOMO does not disclose geographical segments since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in Shareholders’ Equity
None

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(Reference)
1. Consolidated Statement of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2007
Operating revenues:
Wireless services	¥1,062,279
Equipment sales	120,585
Total operating revenues	1,182,864

Operating expenses:
Cost of services (exclusive of items shown separately below)	184,855
Cost of equipment sold (exclusive of items shown separately below)	315,727
Depreciation and amortization	177,071
Selling, general and administrative	301,330
Total operating expenses	978,983

Operating income	203,881

Other income (expense):
Interest expense	(1,557)
Interest income	455
Other, net	2,687
Total other income (expense)	1,585

Income before income taxes	205,466

Income taxes	82,550
Equity in net losses of affiliates, net of applicable taxes	(80)
Minority interests	(26)

Net income	¥122,810

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities, net of applicable taxes	2,068
Net revaluation of financial instruments, net of applicable taxes	20
Foreign currency translation adjustment, net of applicable taxes	(602)
Pension liability adjustment, net of applicable taxes	(182)

Comprehensive income	¥124,114

PER SHARE DATA
Weighted average common shares outstanding — basic and diluted (shares)	43,469,272

Basic and diluted earnings per share (yen)	¥2,825.21

DOCOMO Earnings Release	Three Months Ended June 30, 2008
(Reference)
2. Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2007
I Cash flows from operating activities:
1. Net income	¥122,810
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	177,071
(2) Deferred taxes	3,467
(3) Loss on sale or disposal of property, plant and equipment	5,661
(4) Equity in net losses of affiliates	21
(5) Minority interests	26
(6) Changes in assets and liabilities:
Decrease in accounts receivable	9,941
(Decrease) in allowance for doubtful accounts	(168)
(Increase) in inventories	(22,880)
(Increase) in prepaid expenses and other current assets	(13,560)
Increase in accounts payable, trade	28,963
(Decrease) in accrued income taxes	(14,457)
Increase in other current liabilities	8,200
Increase in liability for employees’ retirement benefits	1,909
Increase in other long-term liabilities	7,722
Other, net	(13,990)

Net cash provided by operating activities	300,736

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(143,705)
2. Purchases of intangible and other assets	(80,927)
3. Purchases of non-current investments	(31,259)
4. Proceeds from sale and redemption of non-current investments	50,452
5. Purchases of short-term investments	(2,416)
6. Redemption of short-term investments	141
7. Proceeds from redemption of long-term bailment for consumption to a related party	50,000
8. Other, net	(126)

Net cash used in investing activities	(157,840)

III Cash flows from financing activities:
1. Repayment of long-term debt	(98,200)
2. Proceeds from short-term borrowings	60
3. Repayment of short-term borrowings	(52)
4. Principal payments under capital lease obligations	(905)
5. Payments to acquire treasury stock	(72,998)
6. Dividends paid	(87,187)
7. Other, net	(2)

Net cash used in financing activities	(259,284)

IV Effect of exchange rate changes on cash and cash equivalents	292

V Net increase (decrease) in cash and cash equivalents	(116,096)
VI Cash and cash equivalents at beginning of period	343,062

VII Cash and cash equivalents at end of period	¥226,966

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥6
Cash paid during the period for:
Interest, net of amount capitalized	1,169
Income taxes	95,078

(APPENDIX 1)
Operation Data for 1st Quarter of Fiscal Year Ending March 31, 2009

				Fiscal Year
		[Ref.]	[Ref.]	Ending Mar. 2009	[Ref.]
		Fiscal Year	First Quarter	First Quarter	Fiscal Year
		Ended Mar. 31, 2008	(Apr.-Jun.2007)	(Apr.-Jun. 2008)	Ending Mar. 31, 2009
		Full-year Results	Results	Results	Full-year Forecast
Cellular
Subscriptions	thousands	53,388	52,846	53,629	54,470
FOMA (1)	thousands	43,949	37,854	45,200	49,520
mova	thousands	9,438	14,991	8,429	4,950
Market share (2) (3)%		52.0	53.9	51.7	—
Net increase from previous period	thousands	767	225	241	1,080
FOMA (1) (3)	thousands	8,420	2,325	1,251	5,570
mova (3)	thousands	(7,653)	(2,100)	(1,010)	(4,490)
Churn Rate (3)%		0.80	0.85	0.51	—
Number of handsets (FOMA+mova) sold (4)	thousands	25,739	6,238	4,946	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/contract	6,360	6,560	5,890	5,640
Voice ARPU (6)	yen/month/contract	4,160	4,440	3,560	3,280
Packet ARPU	yen/month/contract	2,200	2,120	2,330	2,360
i-mode ARPU	yen/month/contract	2,170	2,090	2,290	2,320
ARPU generated from international services (7)	yen/month/contract	70	60	80	90
ARPU generated purely from i-mode (FOMA+mova) (5)	yen/month/contract	2,350	2,270	2,480	2,520
Aggregate ARPU (FOMA) (5)	yen/month/contract	6,990	7,370	6,260	5,920
Voice ARPU (6)	yen/month/contract	4,340	4,710	3,630	3,310
Packet ARPU	yen/month/contract	2,650	2,660	2,630	2,610
i-mode ARPU	yen/month/contract	2,610	2,630	2,590	2,560
ARPU generated from international services (7)	yen/month/contract	90	80	90	100
ARPU generated purely from i-mode (FOMA) (5)	yen/month/contract	2,720	2,730	2,730	2,710
Aggregate ARPU (mova ) (5)	yen/month/contract	4,340	4,600	3,890	3,680
Voice ARPU (6)	yen/month/contract	3,590	3,800	3,220	3,050
i-mode ARPU	yen/month/contract	750	800	670	630
ARPU generated from international services (7)	yen/month/contract	10	10	10	10
ARPU generated purely from i-mode (mova) (5)	yen/month/contract	930	970	860	830
MOU (FOMA+mova) (5)	minute/month/contract	138	140	137	—
MOU (FOMA) (5)	minute/month/contract	156	161	150	—
MOU (mova) (5)	minute/month/contract	82	89	69	—
2in1 Subscriptions (8)	thousands	240	67	304	—
Communication Module Service Subscriptions (9)	thousands	1,433	1,140	1,466	1,570
FOMA Ubiquitous plan (10)	thousands	698	392	741	—
DoPa Single Service (11)	thousands	735	748	726	—
Prepaid Subscriptions (11)	thousands	40	43	40	—
i-mode
Subscriptions	thousands	47,993	47,725	48,061	48,650
FOMA	thousands	41,213	36,089	42,118	45,610
i-mode Subscription Rate (3)%		89.9	90.3	89.6	89.3
Net increase from previous period	thousands	419	151	68	660
i-mode Flat-rate Packet Communication Plan Subscriptions (12)	thousands	12,744	10,455	13,395	—
i-channel Subscriptions	thousands	15,649	12,272	15,823	—
Others
DCMX Subscriptions (13)	thousands	5,640	2,850	6,440	9,000

*
Please refer to the attached sheet (P.17) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(3)	Data is calculated including Communication Module Services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(5)	Data is calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(6)	Inclusive of circuit-switched data communications

(7)	Inclusive of Voice Communications and Packet Communications

(8)	Inclusive of users who applied for 2in1 after March 3, 2008

(9)	Included in total cellular subscriptions

(10)	Included in FOMA subscriptions

(11)	Included in mova subscriptions

(12)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions

(13)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per subscription.
2.	ARPU Calculation Methods
i)	ARPU (FOMA + mova)
Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication/
           charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges)}/
           No. of active cellular phone subscriptions (FOMA+mova)
i-mode ARPU (FOMA+mova) 2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)
ARPU generated purely from i-mode (FOMA+mova) 3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)
ii)	ARPU (FOMA)
Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice communication charges) /
           No. of active cellular phone subscriptions (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) /
           No. of active cellular phone subscriptions (FOMA)
i-mode ARPU2 (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) /
           No. of active cellular phone subscriptions (FOMA)
ARPU generated purely from i-mode (FOMA) 3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet/
           communication charges) / No. of active i-mode subscriptions (FOMA)
iii)	ARPU (mova)
Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice communication charges) /
           No. of active cellular phone subscriptions (mova)
i-mode ARPU (mova) 2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) /
           No. of active cellular phone subscriptions (mova)
ARPU generated purely from i-mode (mova) 3 : i-mode ARPU (mova) Related Revenues (monthly charges,/
           packet communication charges) / No. of active i-mode subscriptions (mova)
3.	Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin

	Billions of yen / %
		(Reference)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
a. EBITDA	¥469.7	¥386.6

Depreciation and amortization	(168.5)	(177.1)
Losses on sale or disposal of property, plant and equipment	(4.7)	(5.7)

Operating income	296.5	203.9

Other income (expense)	(8.1)	1.6
Income taxes	(118.0)	(82.6)
Equity in net income (losses) of affiliates	3.1	(0.1)
Minority interests	(0.0)	(0.0)

b. Net income	173.5	122.8

c. Total operating revenues	1,170.2	1,182.9

EBITDA margin (=a/c)	40.1%	32.7%
Net income margin (=b/c)	14.8%	10.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
		(Reference)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥(105.6)	¥49.2

Irregular factors (1)	—	(4.0)
Changes in investments for cash management purposes (2)	50.4	97.7

Free cash flows	(55.2)	142.9

Net cash used in investing activities	(190.4)	(157.8)
Net cash provided by operating activities	135.3	300.7

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period. Irregular factors during the three months ended June 30, 2007 were the net effects of bank closures as of March 31, 2007 and June 30, 2007.

	(2)	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Three Months Ended June 30, 2008
Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders

Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^ NTT DOCOMO, INC. Results for the first three months of the fiscal year ending Mar.31,2009 July 30, 2008

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers retention of existing subscribers, or may lead to decrease in ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors,may adversely affect our credibility or corporate image. 10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image. 12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. 13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders. Forward-Looking Statements

FY2008/1Q Financial Results Highlights Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2008/1Q Financial Results

US GAAP

	2007/4-6 (1Q) (1)	2008/4-6 (1Q) (2)	Changes (1)→(2)	2009/3 (Full year forecast) (3)	Progress to forecast (2) /(3)
Operating Revenues (Billions of yen)	1,182.9	1,170.2	-1.1%	4,768.0	24.5%
Cellular Services Revenues (Billions of yen)	1,032.7	936.4	-9.3%	3,605.0	26.0%
Operating Expenses (Billions of yen)	979.0	873.8	-10.7%	3,938.0	22.2%
Operating Income (Billions of yen)	203.9	296.5	+45.4%	830.0	35.7%
Income Before Income Taxes (Billions of yen)	205.5	288.4	+40.4%	835.0	34.5%
Net Income (Billions of yen)	122.8	173.5	+41.3%	503.0	34.5%
EBITDA Margin (%) *	32.7	40.1	+7.4 points	34.1	-
Adjusted Free Cash Flow (Billions of yen) **	49.2	-105.6	-	80.0	-

◆Consolidated financial statements in this document are unaudited.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 32 and the IR page of our website, www.nttdocomo.co.jp.

**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR 1Q OF FY2008 3 / 32

SLIDE No. 4

FY2008/1Q Financial Results Highlights (1)

■ **Operating income: ¥296.5 billion**
(Up ¥92.6 billion year-on-year)

■ **Operating revenues: Down ¥12.6 billion year-on-year**

Cellular services revenues: Down ¥96.3 billion

Equipment sales revenues: Up ¥72.2 billion

■ **Operating expenses: Down ¥105.2 billion year-on-year**

Revenue-linked expenses: Down ¥101.8 billion

(Cost of equipment sold: Down ¥73.7 billion,
Distributor commissions: Down ¥38.1 billion)

RESULTS FOR 1Q OF FY2008 4 / 32

SLIDE No. 5

FY2008/1Q Financial Results Highlights (2)


Changes in factors behind YOY operating income growth
Growth in packet ARPU
Lower churn rate
Decline in voice ARPU
Reduced distributor commissions, etc.
due to expanded uptake of new business models
Operating income
¥203.9 billion
Decrease in cellular services revenues
Down ¥96.3 billion
Improved profitability of equipment sales business
Up ¥184 billion
Others
Up ¥4.9 billion
Operating income
¥296.5 billion
Up ¥92.6 billion (45.4%) year-on-year
FY2007/1Q
FY2008/1Q

RESULTS FOR 1Q OF FY2008 5 / 32

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 10-12(3Q) 08/3(?^) 09/3(?^^^) (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,170 2,320 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 4090 2200 2360 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 70 90 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 2200 4160 3280 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.5 7.3 6,530 6,900* 6,720 6,670 6,560 6,550 6,290 ^ Aggregate ARPU for FY2008/1Q was 5,890 yen (down 10.2% year-on-year). Data ARPU was 2,330 yen (up 9.9% year-on-year) 6,050 1,970 1,980 2,010 2,080 2,120 2,210 2,200 2,270 2,330 5,890 Cellular (FOMA+mova) ARPU Full-year aggregate ARPU: ?6, 700 (Down 3.0% year-on-year) Full-year aggregate ARPU: ?6,360 (Down 5.1% year-on-year) *The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of "Nikagetsu Kurikoshi" (two month carry over) allowances that are projected to expire, which are estimated as follows: ^^FY2006/1Q (actual): 200 yen ^^FY2006/full-year (actual): 50 yen ^ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues. ^ For an explanation of ARPU, please see Slide 31 of this document, "Definition and Calculation Methods of MOU and ARPU". (yen)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ^^ 11 11 13.29 14.55 12.1 13.31 12.56 13.58 11.5 ^^^ 5.7 6.12 6.86 7.36 6.24 6.56 6.52 6.42 4.947 Market Share of Handsets Sold (Estimate) ^ Maintained market share of total handsets sold at approx. 50% FY2006 FY2007 54% 53% 52% 51% 52% 49% 52% 47% ^ Calculated based on financial results materials of each company ^ Handsets sold by TU-KA and EMOBILE are not included FY2008 : Total handsets sold (DoCoMo + au +SOFTBANK) : Total handsets sold (DoCoMo) (Millions units)

^Principal Actions and Results Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 9

DOCOMO Reform (1)

- **Execute "New DOCOMO Commitments" to transform DOCOMO from a customer-centric viewpoint**

"New DOCOMO Commitments"

Apr. 18, 2008

1. We will refine our brand and strengthen ties with our customers
2. We will solicit and incorporate feedback from customers so that we continue to exceed their expectations
3. We will continue to innovate so that we can earn the respect and admiration of people worldwide
4. We will become an organization whose energetic staff is capable of overcoming all challenges in pursuit of our corporate vision

New brand logo

July 1, 2008

NTT DoCoMo → NTT docomo

Integration of regional subsidiaries

July 1, 2008

Hokkaido	Hokuriku	Chugoku
Tohoku	Tokai	Shikoku
Chuo	Kansai	Kyushu

→ NTT docomo

Nationwide operations under a single entity

RESULTS FOR 1Q OF FY2008 9 / 32

Brand promotion training To become customer's "Only One" Board member boot camp Nationwide caravan Employee awareness survey Solicit reform proposals ^Carry out reform seeking proposals and comments from all levels of the company--from top management to rank-and-file employees. DOCOMO Reform (2) Internal communication

New Business Models ^ Adoption of new business models has expanded steadily Mar. 31, 2009 (Forecast): Approx. 31 mil subs "Value Course" selection rate*: 97% (FY2008/1Q) * Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase method As of Jun. 30, 2008: Approx. 25.9 mil subs ^ New Discount Services New Purchase Methods "Value Plan" subscribers: Topped 10 million (July 26, 2008)

03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 0.51 Churn Rate ^ Churn rate decreased to 0.51% due mainly to growing acceptance of new business models, etc (%) 0.85% 0.64% 0.51% New discount services (Aug. 07) New handset purchase method (Nov. 07) Full-year churn rate: 0.78% Full-year churn rate: 0.80% FY2006 FY2007 FY2008 ^ Cellular (FOMA+mova) Churn Rate

05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 ^^^^^^ 267.6689 327.0285 388.2829 444.9122 559.0038 7 8 8.56 9.56 10.46 11.26657 11.94544 12.74 13.4 ^^? 107.8705 124.94248 135.899 155.7192 223.6015 ^^^ 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 Flat-Rate Subscription Business (1) ^ No. of "pake-hodai" subscriptions* grew to 13.4 million Principal Actions ^ Expanded HSDPA uptake ^ Expanded service uptake Population coverage: 98%^^^^^ User base of compatible handsets: over 9 million 13.40 10.46 (As of Jun. 30, 2008) i-channel: Data Security Service: Approx. 4 mil subs Approx.15.8 mil subs * Inclusive of "pake-hodai full" subscriptions (As of Jun. 30, 2008) "pake-hodai" Subscriptions (Million subscribers) Up 2.94 million

SLIDE No. 14

Flat-Rate Subscription Business (2)

- Aim to further advance "mobile video" by providing a wide array of services tailored to customer's viewing style.

i-mode content

Rich lineup of video content now available on i-mode!

Video communications

Convey emotions more expressively using video!

One-segment TV

Viewing TV on mobile phones is becoming the norm!



Music & Video Channel
Video clip
i-appli movie
50MB i-motion
(via "Home U")
Video uploading
"Decome-Anime" Videophone
ドコモ動画
Windows® Media Video
One-segment TV
Transfer video to Blu-ray disc recorders
"Pocket U"

Video upload

Video captured by user can be easily uploaded on to Internet blogs and other sites!

PC video

Enables viewing of video developed for PC sites on mobile devices!

User content

Video recorded and stored by user can be easily ported to mobile devices!

Network	"FOMA High-Speed" / "Home U"
Billing plans	"pake-hodai"/ "pake-hodai full"

RESULTS FOR 1Q OF FY2008 14 / 32

07/6 07/9 07/12 08/3 08/6 DCMX^^^ 5.98 8.2 11.11 13.68 15.47 38869 7 8 9/1/2006 10 11 12/1/2006 07/1 2 3/1/2007 4 5 6/1/2007 9/1/2007 12/1/2007 3/1/2008 6/1/2008 09/3 (Forecast) DCMX^^^ 31 52 68.6 81.4 94.365 113.6272 138.7 158.6 179.4 2.09 235 255 2.85 3.75 4.66 5.64 6.44 9.0483 Credit ^^DCMX subs grew to 6.44 million and no. of iD payment terminals installed reached 340,000 ^^User base of GPS-enabled handsets topped 15 million, and usage of location information- related services has been growing As of Jun. 30, 2008:^^^ 6.44 mil Mar. 31, 2009 (forecast): ^ 9 mil As of Jun. 30, 2008: ^^^^340,000 units Mar. 31, 2009 (forecast): ^ ^400,000 units To start in Guam & China (From July 2008) (Planned) Location Information ^ DCMX membership ^ iD payment terminals installed ^ Overseas deployment of iD ^ User base of GPS-enabled handsets ^ Map applications ^GPS navigation Life Assistant Business (Million subscribers) (c) NATIVIME JAPAN Map: Shobunsha Publications, Inc./ Sumitomo Electric Industries, Ltd. (Million subscribers)

FY06/1Q FY07/1Q FY08/1Q ^^^^^ 3.6 5.6 7.5 ?^ 3.7 4.7 5.3 5.6 +41% ^^International services revenues increased 25% year-on-year FY06/1Q 2Q 3Q 4Q FY07/1Q 2Q 3Q 4Q FY08/1Q 344.703 450.33 473.446 559.211 583.962 754.514 773.59 914.219 915 ^ 32.6 37.6 47.8 58.2 64.7 66 74 83 88 ^? 45.9 46.9 45 43.9 4.7 3.7 3.6 10.3 7.3 12.9 +25% International services Enterprise solutions Corporate marketing targeting locally based Japanese companies Corporate communication solutions^^ ^ Int'l services revenues ^ Establishment of DOCOMO China ITC consulting^^ Investment/Alliance Aim to secure growth opportunities in Asia/Pacific region Amount to be invested: Approx. 37 billion yen International Business :Int'l roaming revenues :Int'l dialing revenues (Billions of yen) ^ No. of Int'l roaming users (Roaming service users: 1,000 subs) (% of own-handset roamers to total roaming users) :Int'l roaming users (aggregate) :% of own-handset roamers to total 7.5 5.3 ^Investment in TMIB (Bangladesh)(planned) 905i release

FOMA Network (1) ^ All-out effort to enhance customer satisfaction ^ Responding to customers' voices for better connectivity ^ Area coverage improvement based on practical needs Bullet train tunnels/adjacent areas ^Tokaido Shinkansen bullet train (57 tunnels) *Coverage improvement on other bullet train routes planned to follow Visit customers within 48 hours (target) Customer visit Within 48 hours (target) Appointment Application from customer To start from Kanto-Koshinetsu region and expand gradually to other regions (planned) (October 2008)

SLIDE No. 18

FOMA Network (2)

- **Achieved steadfast progress in preparations for network evolution**

■ Super 3G (LTE) Field Trial

Succeeded in transmission at

250Mbps (Downlink) + **50Mbps** (Uplink)

(March 2008)

Base Station

YRP DoCoMo R&D Center


4 TX antennas
for MIMO (2 sectors)


eNode B

Downlink: 250Mbps
Uplink: 50 Mbps

Mobile Station





■ Conversion to all-IP Network

Plan to offer all services via a common infrastructure in the future


Other
operator's
network
ALL-IP network
3G
Packet
3G
Voice
Super 3G
(LTE)
4G
PWLAN
etc

RESULTS FOR 1Q OF FY2008 18 / 32

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^

US GAAP 2007/4-6(1Q) 2008/4-6(1Q) 2009/3(Full year forecast) Cellular services revenues (voice, packet) 1032.7 936.4 3605 PHS revenues 3.8 - - Other revenues 25.8 41.1 198 Equipment sales revenues 120.6 192.8 965 1,182.9 1,170.2 4,768.0 -1.1% (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". Operating Revenues

US GAAP 2007/4-6(1Q) 2008/4-6(1Q) 2009/3(Full year forecast) (Incl.) Other non-personnel expenses 177.0 189.3 867.0 (Incl.)Revenue-linked expenses* 456.5 354.7 1,640.0 Non-personnel expenses 633.5 544 2507 Communication network charges 88.1 82.3 327 Loss on disposal of property, plant and equipment and intangible assets 7.6 6 63 ^^^^ Depreciation and amortization 177.1 168.5 751 Taxes and public duties 9.8 9.7 40 Personnel expenses 62.8 63.2 250 979.0 873.8 3,938.0 -10.7% Operating Expenses (Billions of yen) (Billions of yen) *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service

2007/4-6(1Q) 2008/4-6(1Q) 2009/3(Full year forecast) Mobile phone business (Other) 16.7 20.3 86 Mobile phone business (mova) 2.7 2.6 8 Mobile phone business (FOMA) 106.9 115.6 472 PHS business 0.1 0 0 Other (information systems, etc.) 24.9 25.2 153 151.2 163.8 719.0 +8.3% Capital Expenditures (Billions of yen) (Billions of yen)

SLIDE No. 24

Operational Results and Forecasts

				2007/3 (1Q) (1)	2008/3 (1Q) (2)	Changes (1)→(2)	2009/3 (Full year forecast)
Cellular Phone	No. of Subscribers (1,000)*			52,846	53,629	+1.5%	54,470
	mova			14,991	8,429	-43.8%	4,950
	FOMA			37,854	45,200	+19.4%	49,520
	i-mode			47,725	48,061	+0.7%	48,650
	Communication Module Service			1,140	1,466	+28.6%	1,570
	Market share (%)			53.9	51.7	-2.2 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DoCoMo)	Total handsets sold		6,238	4,946	-20.7%	-
		mova	New	78	23	-70.9%	-
			Replacement	97	17	-82.9%	-
		FOMA	New	1,492	1,039	-30.4%	-
			Migration from mova	1,780	836	-53.0%	-
			Other**	2,791	3,032	+8.6%	-
	Churn rate (%)			0.85	0.51	-0.34 points	-
	ARPU (FOMA+mova) (yen)***			6,560	5,890	-10.2%	5,640
	MOU (FOMA+mova) (minutes)***			140	137	-2.1%	-

*Communication Module Service subscribers are included in the number of cellular phone subscribers in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)
** Other includes purchases of additional handsets by existing FOMA subscribers.
*** For an explanation of MOU and ARPU, please see Slide 31 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 1Q OF FY2008 24 / 32

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 09/3(Forecast) FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 26.216 29.088 32.113 35.529 37.854 40.0426 42.0775 43.9493 45.199 0 49.52 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 25.456 23.005 20.1 17.0916 14.991 12.8991 11.073 9.4384 8.428 0 4.95 mova 54.47 49.52 (90.9%) 45.20 (84.3%) 53.63 52.85 37.85 (71.6%) 26.22 (50.7%) ^ FOMA subscribers grew to 45.2 million (84.3% of DOCOMO's total subs) mova 51.67 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) ^ Inclusive of Communication Module Service subscribers Subscriber Migration to FOMA

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 EMOBILE 4.5 4.86 7.02 9.35 20.74 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 ^ DOCOMO's market share of net additions in FY2008/1Q was 26.1%. SoftBank FY2006 FY2007 KDDI(au+TU-KA) EMOBILE DOCOMO 26.1% FY06 full-year net adds share : 30.0% FY07 full-year net adds share : 12.8% ^Source of data used in calculation: Telecommunications Carriers Association (TCA) Market Share of Net Additions (%) FY2008

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) MOU(Left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 Year-on-year changes in MOU (Right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 ^ MOU for FY2008/1Q was 137 minutes (down 2.1% year-on-year) Cellular (FOMA+mova) MOU Full-year MOU: 144 minutes (Down 3.4% year-on-year) Full-year MOU: 138 minutes (Down 4.2% year-on-year) ^ For an explanation of MOU, please see Slide 31 of this document, "Definition and Calculation Methods of MOU and ARPU". (%) (minutes)

Handsets Services Network coverage improvement Billing plans After-sales support Improve ease of use Enrich lineup of new handsets tailored to user's lifestyle needs Review on existing services Provision of personalized services Proper and swift response to customer requests (e.g., customer visit, etc) Coverage improvement focusing on areas where customers frequently use phones Easy-to-understand billing plans Billing plans meticulously responding to customer needs Improve handset repair acceptance procedures and handset return methods Revamp "DOCOMO Premier Club" (Accredit higher points to long-term users, provision of free battery pack, etc) CSR Strengthen mobile phone safety classes and other activities Broader adoption of "universal design" Front activities Strengthen customer counters (expansion of DOCOMO Shops) Reinforce front-activity supporting system (establishment of Front Support Center) Business Process Review from Customer Viewpoint ^ Plan to carry out extensive review on our entire business operations, ranging from customer treatment to network coverage Examples of processes under review

SLIDE No. 29

906i/706i Series Handsets

- Rich lineup of handsets reflecting customer needs and wishes

■ "All-round video phone" 906i


F906i
P906i
N906i
SO706i
SH906i
N906iL onefone
N906iμ
AQUOS phone SH906iTV

■ Individually unique & slim 706i

Slim & performance x value


F706i
N706i
NW706i
P706iμ
SH706i
SH706iW
SO706i

Rich portfolio of video content


Fuji TV On Demand
(Provided by Fuji Television)
©Fuji Television Network, Inc.


LOST
©Touchstone Television
Click.TV (free of charge)
(Provided by Frontmedia, Inc.)
©Touchstone Television


anime.mobi
(Provided by: Bandai Networks, Co., Ltd)
©SOTSU Co. Ltd. SUNRISE, Inc.


mu-mo tune (video)
(Provided by: avex marketing, Inc.)
©AVEX ENTERTAINMENT INC.


Pro-Wrestling Channel
(Provided by: New Japan Pro-Wrestling Co., Ltd)
©njpw ©tv asahi

Easy to use for anyone!


L706ie
SH706ie
N706ie
P706ie

RESULTS FOR 1Q OF FY2008 29 / 32

For fiscal year ending Mar. 31, 2009 (planned) ^Dividend per share: 4,800 yen ^Repurchase of own shares: Authorized to repurchase up to 900,000 shares for up to 150 billion yen ^(Treasury shares are planned to be limited to approx. 5% of total issued shares, and those shares exceeding 5% will be cancelled at the end of the fiscal year) Budget (billions of yen) Budget (billions of yen) No. of shares repurchased (millions of shares) No. of shares repurchased (millions of shares) Max. authorized Actual amount spent Max. authorized Actual no. of shares repurchased Repurchase authorized at 16th ordinary general shareholder mtg 200 150 (75.0%) 1.00 0.93 (92.7%) Repurchase authorized at 17th ordinary general shareholder mtg 150 - 0.90 - Return to Shareholders ^Returning profits to shareholders is considered one of the most important issues in our corporate policies ^Repurchase of Own Shares^

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of usage): Average communication time per one month per one user. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations